UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

XATA CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

983882 30 9

(CUSIP Number)

HOWARD S. ZEPRUN

CHIEF ADMINISTRATIVE OFFICER AND GENERAL COUNSEL

TRIDENT CAPITAL, INC.

505 HAMILTON AVENUE

PALO ALTO, CA 94301

TELEPHONE: (650) 289-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

DECEMBER 8, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983882 30 9

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Trident Capital Management-V, L.L.C. (“TCMV”) 77-0544011

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7.    Sole Voting Power

        2,064,129 (1,612,903 shares of Series B Preferred Stock and warrants to purchase

        451,226 shares of Common Stock)

  8.    Shared Voting Power

  9.    Sole Dispositive Power

        2,064,129 (1,612,903 shares of Series B Preferred Stock and warrants to purchase

        451,226 shares of Common Stock)

10.    Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,064,129 (1,612,903 shares of Series B Preferred Stock and warrants to purchase 451,226 shares of Common Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 29.75%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 983882 30 9

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Trident Capital Fund-V, L.P. (“TCV”) 77-0544013

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7.    Sole Voting Power

        1,849,606 (1,444,897 shares of Series B Preferred Stock and warrants to purchase

        404,709 shares of Common Stock)

  8.    Shared Voting Power

  9.    Sole Dispositive Power

        1,849,606 (1,444,897 shares of Series B Preferred Stock and warrants to purchase

        404,709 shares of Common Stock)

10.    Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,849,606 (1,444,897 shares of Series B Preferred Stock and warrants to purchase 404,709 shares of Common Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 26.66%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 983882 30 9

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Trident Capital Fund-V Affiliates Fund, L.P. (“TCVA”) 77-0544015

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7.    Sole Voting Power

        10,724 (8,398 shares of Series B Preferred Stock and warrants to purchase 2,326 shares of Common Stock)

  8.    Shared Voting Power

  9.    Sole Dispositive Power

        10,724 (8,398 shares of Series B Preferred Stock and warrants to purchase 2,326 shares of Common Stock)

10.    Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,724 (8,398 shares of Series B Preferred Stock and warrants to purchase 2,326 shares of Common Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 983882 30 9

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Trident Capital Fund-V Affiliates Fund (Q), L.P. (“TCVAQ”) 77-0544014

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) X

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7.    Sole Voting Power

        10,231 (8,013 shares of Series B Preferred Stock and warrants to purchase 2,218 shares of Common Stock)

  8.    Shared Voting Power

  9.    Sole Dispositive Power

        10,231 (8,013 shares of Series B Preferred Stock and warrants to purchase 2,218 shares of Common Stock)

10.    Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,231 (8,013 shares of Series B Preferred Stock and warrants to purchase 2,218 shares of Common Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 983882 30 9

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Trident Capital Fund-V Principals Fund, L.P. (“TCVP”) 77-0544016

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) X

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7.    Sole Voting Power

        53,400 (41,821 shares of Series B Preferred Stock and warrants to purchase 11,579 shares     of Common Stock)

  8.    Shared Voting Power

  9.    Sole Dispositive Power

        53,400 (41,821 shares of Series B Preferred Stock and warrants to purchase 11,579 shares     of Common Stock)

10.    Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,400 (41,821 shares of Series B Preferred Stock and warrants to purchase 11,579 shares of Common Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 983882 30 9

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Trident Capital Parallel Fund-V, C.V. (“TCPV”) 77-0566626

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) X

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7.    Sole Voting Power

        140,168 (109,774 shares of Series B Preferred Stock and warrants to purchase 30,394 shares of Common Stock)

  8.    Shared Voting Power

  9.    Sole Dispositive Power

        140,168 (109,774 shares of Series B Preferred Stock and warrants to purchase 30,394 shares of Common Stock)

10.    Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,168 (109,774 shares of Series B Preferred Stock and warrants to purchase 30,394 shares of Common Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 2.02%

14.	Type of Reporting Person (See Instructions) PN

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (“Common Stock”) of Xata Corporation, a Minnesota corporation (the “Issuer”). The principal executive offices of the Issuer are located at 151 E. Cliff Road, Suite 10, Burnsville, MN 55337. The Common Stock is quoted on the Nasdaq SmallCap Market under the symbol “XATA”.

ITEM 2.	IDENTITY AND BACKGROUND

The entities filing this statement are Trident Capital Management-V, L.L.C. (“TCMV”), Trident Capital Fund-V, L.P. (“TCV”), Trident Capital Fund-V Affiliates Fund, L.P. (“TCVA”), Trident Capital Fund-V Affiliates Fund (Q), L.P. (“TCVAQ”), Trident Capital Fund-V Principals Fund, L.P. (“TCVP”) and Trident Capital Parallel Fund-V, C.V. (“TCPV”, together with TCV, TCVA, TCVAQ and TCVP are collectively referred to herein as the “Trident Entities”). TCMV serves as the sole general partner of TCV, TCVA, TCVAQ and TCVP and as the sole investment general partner of TCPV. TCV, TCVA, TCVAQ and TCVP are Delaware limited partnerships whose principal business is investing in various companies. TCPV, whose principal business is also investing in various companies, was organized under the laws of the Netherlands. The principal office of the Trident Entities is located at 505 Hamilton Avenue, Suite 200, Palo Alto, CA 94301.

During the last five years, neither the Trident Entities nor, to the best knowledge of the Trident Entities, any managing director of TCMV, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Trident Entities purchased an aggregate of 1,612,903 shares of Series B Preferred Stock, no stated par value (the “Series B Shares”) from the Issuer in a private transaction on December 8, 2003 for a total purchase price of $4,096,773.62 and purchased warrants to acquire an aggregate of 451,226 shares of Common Stock for a total purchase price of $56,403.25. The Series B Shares are immediately convertible into an aggregate of 1,612,903 shares of Common Stock. The Trident Entities funded its purchase from working capital. None of the funds used for the purchase consisted of funds or other consideration borrowed.

ITEM 4.	PURPOSE OF TRANSACTION

The Trident Entities acquired the Issuer’s securities for investment purposes.

Subject to applicable legal requirements, the Trident Entities may purchase additional securities of the Issuer from time to time in open market or in private transactions, depending on their evaluation of Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning Issuer, the reaction of Issuer to the Trident Entities’ ownership of the Issuer’s securities, other opportunities available to the Trident Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Trident Entities may dispose of all or a portion of their securities of the Issuer at any time. Each reserves the right to increase or decrease its or his holdings on such terms and at such times as each may decide.

Other than as described in this Item 4, the Trident Entities do not have any plan or proposal relating to, or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of December 8, 2003

Ownership/Power	TCMV (1)	TCV (2)	TCVA (3)	TCVAQ (4)	TCVP (5)	TCPV (6)
Beneficial Ownership	2,064,129	1,849,606	10,724	10,231	53,400	140,168
Percentage of Class	29.75	26.66	less than 1%	less than 1%	less than 1%	2.02
Sole Voting Power	2,064,129	1,849,606	10,724	10,231	53,400	140,168
Shared Voting Power	0	0	0	0	0	0
Sole Dispositive Power	2,064,129	1,849,606	10,724	10,231	53,400	140,168
Shared Dispositive Power	0	0	0	0	0	0

(1)	consists of 1,612,903 shares of convertible Series B Preferred Stock and warrants to purchase 451,226 shares of Common Stock

(2)	consists of 1,444,897 shares of convertible Series B Preferred Stock and warrants to purchase 404,709 shares of Common Stock

(3)	consists of 8,398 shares of convertible Series B Preferred Stock and warrants to purchase 2,326 shares of Common Stock

(4)	consists of 8,013 shares of convertible Series B Preferred Stock and warrants to purchase 2,218 shares of Common Stock

(5)	consists of 41,821 shares of convertible Series B Preferred Stock and warrants to purchase 11,579 shares of Common Stock

(6)	consists of 109,774 shares of convertible Series B Preferred Stock and warrants to purchase 30,394 shares of Common Stock

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On December 6, 2003, the Issuer entered into a Common Stock Warrant and Series B Preferred Stock Purchase Agreement (the “Stock Purchase Agreement”) with the Trident Entities.

Under the Stock Purchase Agreement, Trident purchased 1,612,903 shares of Series B Preferred Stock for $4,096,774, or $2.54 per share. Each share of the Preferred Stock is convertible into one share of the Company’s Common Stock. The price per share of Preferred Stock and the conversion price for the Common Stock is equal to the “market value” of the Common Stock (as defined in the rules of the Nasdaq Stock Market) on the date of execution of the definitive agreements. The Preferred Stock pays an annual cumulative dividend of 4% of the original issue price (payable in additional shares of Preferred Stock rather than cash, at the option of the holders) and has a non-participating preferred liquidation right equal to the original issue price, plus accrued unpaid dividends. The Preferred Stock is redeemable by the Company after five (5) years at the original issue price, plus accrued unpaid dividends, if the market value of the Common Stock is at least three (3) times the then effective conversion price for a specified period. The Company is required to redeem the preferred stock in certain events described therein, including default on debt, significant adverse judgments in litigation, bankruptcy, or a Change in Control (as defined in Section 4(D) of the Certificate of Designation). So long as the holders hold at least 325,000 shares of Preferred Stock, they are entitled to vote as a class to elect two (2) members of the Company’s Board of Directors.

Additionally, the Company issued Trident 5-year warrants to purchase 451,226 shares of its Common Stock at an exercise price of $3.17 per share. The aggregate purchase price of the warrants was $56,403. The warrants permit “cashless exercise.”

The Company will use the cash proceeds from the sale of the Preferred Stock and warrants for new product marketing, product development, working capital and general corporate purposes.

Ancillary agreements include indemnification agreements for the Trident representatives on the Board (see below) and Trident, and a voting agreement between Trident and each of John Deere Special Technologies Group, Inc. and William P. Flies (each a major shareholder), which includes a right of first refusal. Under the terms of such voting agreement, if the Trident Entities are no longer able to elect two (2) members of the Company’s Board of Directors as provided in the Certificate of Designation, so long as the Trident Entities hold at least 800,000 common stock equivalents, the Trident Entities shall have the right to nominate two directors to be elected by Trident, John Deere Special Technologies Group, Inc. and William P. Flies.

Under the Stock Purchase Agreement, the Trident Entities have a right of first refusal on certain issuances of stock of the Company. In addition, the Company must file a Registration Statement on Form S-3 no later than February 4, 2004 to register the resale, from time to time, of the Common Stock to be issued pursuant to conversion of the Preferred Stock and exercise of the warrants, and a reasonable estimate of any Common Stock to be issued as dividends on the Preferred Stock.

Pursuant to the terms of the Stock Purchase Agreement, Trident has named two representatives, Christopher P. Marshall and Robert C. McCormack, Jr., to the Company’s Board of Directors.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Statement

9.0:	Voting Agreement (1)

10.32:	Common Stock Warrant and Series B Preferred Stock Purchase Agreement (1)

(1)	Incorporated by reference from the exhibit with corresponding number from the Company’s Current Report on Form 8-K, filed December 9, 2003.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2003

Trident Capital Fund-V, L.P.

Trident Capital Fund-V Affiliates Fund, L.P.

Trident Capital Fund-V Affiliates Fund (Q), L.P.

Trident Capital Fund-V Principals Fund, L.P.

Trident Capital Parallel Fund-V, C.V.

Executed on behalf of the foregoing funds by the undersigned, as an authorized signatory of Trident Capital Management-V, L.L.C., which serves as the sole general partner of each such fund:

/s/ Christopher P. Marshall

Exhibit A

Joint Filing Statement

I, the undersigned, hereby express my agreement that the attached Schedule 13D (or any amendments thereto) relating to the Common Stock of Xata Corporation is filed on behalf of each of us.

Dated: December 18, 2003

Trident Capital Fund-V, L.P.

Trident Capital Fund-V Affiliates Fund, L.P.

Trident Capital Fund-V Affiliates Fund (Q), L.P.

Trident Capital Fund-V Principals Fund, L.P.

Trident Capital Parallel Fund-V, C.V.

Executed on behalf of the foregoing funds by the undersigned, as an authorized signatory of Trident Capital Management-V, L.L.C., which serves as the sole general partner of each such fund:

/s/ Christopher P. Marshall